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                                                                EXHIBIT (a)(9)

FOR IMMEDIATE RELEASE

CONTACTS:
          Conrail Inc.                     Abernathy MacGregor Group
          Craig MacQueen                   Joele Frank/Dan Katcher
          (215) 209-4594                   (212) 371-5999

                     CONRAIL ADVISES SHAREHOLDERS TO AWAIT
              BOARD RESPONSE TO NORFOLK SOUTHERN UNSOLICITED OFFER
                            BEFORE TAKING ANY ACTION

        Philadelphia, PA, (October 23, 1996) -- Conrail Inc. [NYSE:CRR] today advised shareholders that they need not take any action at this time with respect to the unsolicited tender offer announced today by Norfolk Southern Corp. [NYSE:NSC], and that shareholders should await the response of the Conrail Board. Conrail said that, while the Board would review the tender offer in due course, its Board had already carefully considered the relative merits of a merger with Norfolk Southern rather than CSX and the Board had unanimously determined that a merger with CSX was in the best interests of Conrail and its constituencies. Nevertheless, Conrail said that the unsolicited tender offer would be reviewed and the Board would advise shareholders of the Board's response.
        Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000 mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.